Algonquin Power & Utilities Corp. Agrees to Sell Renewable Energy Business to LS Power
for up to $2.5 Billion
Transaction Unlocks AQN’s Value as a Pure-Play Regulated Utility
Proceeds Expected to Recapitalize Balance Sheet and Position Company for Future Growth
Company to Hold Second Quarter Earnings Conference Call at 8:30 am E.T.
OAKVILLE, Ontario - August 9, 2024 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today that it has entered into a definitive agreement to sell its renewable energy business (excluding hydro) to a wholly-owned subsidiary of LS Power (the “Buyer”) for total consideration of up to $2.5 billion. All amounts are shown in United States Dollars.
“We are pleased to announce this important transaction with LS Power, which is the result of a highly competitive strategic sale process,” said Chris Huskilson, CEO of AQN. “This major milestone, coupled with our previously announced agreement to support the sale of our Atlantica shares, delivers on our plan to transform AQN into a pure play regulated utility, optimize our regulated business activities, strengthen our balance sheet, and enhance our quality of earnings. We are confident that our path towards a pure play regulated utility supports our objective to create long term value for our customers and shareholders.”
Mr. Huskilson concluded, “The renewable energy business is a compelling and competitive business with scale and strong assets. That strength is a direct result of our employees’ hard work and dedication over the last three-plus decades, and I want to thank them for being an integral part of that effort. AQN and LS Power will work closely together to ensure a smooth transition.”
Transaction Details, Approvals and Timing to Close
On August 9, 2024, the Company entered into an agreement to sell the renewable energy business (excluding hydro) to the Buyer for total consideration of up to $2.5 billion excluding debt, consisting of $2.28 billion of cash at closing (subject to certain closing adjustments) and up to $220 million of cash pursuant to an earn out agreement relating to certain wind assets (the “Earn Out”). The purchase price represents a compelling value relative to other precedent transactions. The transaction was unanimously approved by the Company’s board of directors.
The sale is subject to the satisfaction of customary closing conditions, including the approval of the U.S. Federal Energy Regulatory Commission and approval under applicable competition laws. The Company expects the transaction to close in the fourth quarter of 2024 or the first quarter of 2025 and to receive estimated cash proceeds of approximately $1.6 billion (excluding the Earn Out) after repaying construction financing, and net of taxes, transaction fees and other closing adjustments.
J.P. Morgan served as the exclusive financial advisor to AQN in connection with the transaction.

Second Quarter Financial Results
In a separate release issued today, the Company announced financial results for the second quarter ended June 30, 2024. The earnings conference call will be held at 8:30 a.m. Eastern Time on Friday, August 9, 2024, by Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Friday, August 9, 2024
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	9608227
Webcast:	https://edge.media-server.com/mmc/p/q3hkjcp5
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the sale of the Company’s renewable energy business (excluding hydro), including the expected timing, proceeds and impact on the Company. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that the sale of the Company’s renewable energy business will occur on the currently contemplated terms or otherwise, or that any of the intended benefits and aims of such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Management Discussion and Analysis for the three and six months ended June 30, 2024, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.